VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212 Toll free: 1-888-267-1400

July 8, 2004

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission

Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

Enclosure

dlw 7/14

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Launches Ambitions Exploration Programs for its Ontario Gold Projects – dated June 10, 2004
2. ValGold Report Third Quarter Results – dated June 29, 2004

Correspondence with Securities Commissions

3. Cover letter enclosing and confirming the mailing of Interim Financials and MD&A for period ended April 30, 2004 – dated June 29, 2004

Financials

4. Consolidated interim financial statements with MD&A and quarterly report for period ended April 30, 2004 and 2003, under cover dated June 29, 2004

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

June 10, 2004

Ticker Symbol: **VAL**-TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALGOLD LAUNCHES AMBITIOUS EXPLORATION PROGRAMS FOR ITS ONTARIO GOLD PROJECTS

ValGold Resources Ltd. ("ValGold") is pleased to report that it has launched its most ambitious and aggressive exploration programs on its Tower Mountain and Hunter Gold Mine projects in Ontario. With diamond drills set to begin operating at each site, the programs are to include up to 15,000 meters ("m") of core drilling that together with further trenching, sampling and structural analyses of the bedrock geology is intended to define the potential gold resources.

The recent downturn in the equity markets for junior resource companies has coincided with a general reduction in exploration activities and therefore diamond drills and crews are more readily available. ValGold with its strong treasury of cash and marketable securities is taking advantage of what it believes to be a short-term situation and has geological crews active at each site.

The diamond drilling for each project will be carried out in stages, consisting of rounds of approximately 3,000m between which the results will be evaluated and adjustments made to the programs as necessary.

Tower Mountain Project

The Project area is situated just south of the Trans-Canada Highway approximately 40 kilometers west of Thunder Bay in the Matawin gold belt of northwestern Ontario. The Company is acquiring a 100-per-cent interest in each of the Tower Mountain and the adjoining Bateman Lake claims and freehold leases that in addition to its staked claims cover a total of 5,233 acres (2,118 hectares). The project affords ValGold coverage of 8 km of the gold belt where more than 30 gold occurrences have now been discovered. In addition, its 100%-owned claim groups in Horne and Lamport townships are located on strike and west of the Tower Mountain project. The Horne Township claim group consists of 156 units (2,525 hectares or 6,240 acres), located 5 km west of the Tower Mountain property. ValGold has staked 69 units in Lamport Township that total 1,104 hectares (2,730 acres). The units are situated 3 km south of the past-producing Shebandowan nickel mine and 35 km west of Tower Mountain.

ValGold's winter drill program at Tower Mountain was completed in March 2004 and consisted of 10 diamond drill holes for a total of 2,600m of core. ValGold to date has drilled 27 diamond drill holes within the Project area amounting to 6,226m of core. The following table summarizes the drill programs and presents highlights of each of the four past drilling campaigns carried out by ValGold on the Tower Mountain property and its discovered gold zones.

Highlights of Tower Mountain Gold Zones Drill Intersections

Program	Holes Drilled	Total Meters	Best High Grade Zone	Best Low Grade Zone
Fall 2002	DDH02-01-05	1,042	23.17 g/t Au/1.5 m in DDH02-02	1.05 g/t Au/73.5 m in DDH02-03
Spring 2003	DDH03-01-05	1,085	11.77 g/t Au/3.0 m in DDH03-02	1.01 g/t Au/22.5 m in DDH03-03
Fall 2003	DDH03-06-12	1,499	19.76 g/t Au/1.5m in DDH03-11	0.62 g/t Au/12.0 m in DDH03-12
Winter 2004	DDH04-01-10	2,600	50.54 g/t Au/12.0m in DDH04-03	3.06 g/t Au/217.5m in DDH04-03
Total	**27**	**6,226**		

As reported on May 17th 2004, 19 holes have tested the UV gold zones, the principal target on the Tower Mountain claims. The UV zones occur within a corridor of mineralized bedrock up to 150m across and about

600m in strike length. Starting in mid-June, ValGold will return to drilling of the zones, infilling the previous sections with the high-grade areas being drilled on 25m centers and the peripheral parts on 50m centers. In addition, trenching will be completed on areas near the U-V discovery outcrop to extend the surface expression of the zones and possibly expand on the width and strike length of the mineralized corridor.

On the remaining 32 gold occurrences recognized to date in the area of the Tower Mountain stock, ValGold will be trenching, mapping and sampling certain zones for additional drill targets. The geological crews will also be prospecting the Horne and Lamport claims groups in search of mineralized occurrences and suitable structural settings for gold deposits.

The budget for current stage at Tower Mountain is $330,000.

Hunter Mine, Timmins Gold Camp

The Hunter Property in which ValGold is earning a 100% interest adjoins the famous Dome mine along its east boundary and consists of seven contiguous patented claims and three staked claims in the Third Concession, Lots 9 and 10 in Whitney Township, Ontario.

The Hunter claims are reportedly the first gold property staked in the Timmins area. In 1907, a prospector, G. Bruce, working for H. F. Hunter and Associates discovered gold-bearing quartz veins in a lakeshore exposure on the east side of Porcupine Lake. Over the next few years, an inclined shaft was advanced to a vertical depth of about 750 feet and six mining levels were established. Mining in 1938 to 1940 produced 10,000 tons of development muck and stoped ore from which approximately 1,400 ounces of gold were recovered. The mine was shut down in 1940 with World War II underway at which time H. Hatch calculated a reserve for the mine of 158,000 tons averaging 0.24 oz/t gold (143,320 tonnes averaging 8.1 g/t Au). From 1983 to 1986, diamond drilling from surface and underground was completed totaling 4,924m in 27 holes. The primary gold zone was intersected in seven drill holes at a depth of approximately 150m over a length of 285m, with an average cut gold grade of 10.3 grams per tonne (0.30 ounces per ton) across an average width of 1.3m. The high-grade assays for that determination were all cut to 1 oz/t Au.

With the permits now in place, drilling is set to commence from a barge on Porcupine Lake. The initial round of drilling will amount to 3,250m with a budget of $325,000. First core is to be pulled on or around June 15th with the target being the north end of the primary gold zone. Previous drilling in 1986 showed the mineralization in this area to be strong and returned intersections of 0.72 oz/t gold over 9 feet (24.7 g/t Au over 2.9m) and 0.76 oz/t gold over 3.3 feet (26.1 g/t Au over 1.1m). The new drilling is intended to confirm the primary gold zone and to extend its dip length from 150m to 275m.

ValGold at a Glance

ValGold is a Tier 1, TSX Venture Exchange-listed company having approximately 19 million shares outstanding, with a market cap of $7.8 million. At the present time, the Company is in a very strong financial position with current assets of $8.7 million (approximately $0.46 per share) including 883,333 common shares of Northern Orion Resources Inc (NNO-TSX, NTO-AMEX), worth an aggregate of $3 million. In all, the Company has cash and other marketable investments currently worth about $0.46 per share available for investing in its exploration and development projects in North America and China.

For further information on the Company's projects, visit our website: www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4505
Toll Free: 1-877-345-3399

VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll free: 1-888-267-1400 Email: info@valgold.com

June 29, 2004 **VIA SEDAR**

British Columbia Securities Commission
Alberta Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland

Dear Sirs:

Interim Financial Statements and MD&A for the period ended April 30, 2004

We enclose Interim Financial Statements with BC Form 51-901F and Management's Discussion and Analysis for the period ended April 30, 2004, of ValGold Resources Ltd. (the "Company"), which were today mailed to shareholders appearing on the Company's supplemental mailing list.

Sincerely,

VALGOLD RESOURCES LTD.

(signed)"Shannon M. Ross"

Shannon M. Ross,
Corporate Secretary

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3339
cc: TSX Venture Exchange

VALGOLD RESOURCES LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

June 29, 2004

Ticker Symbol: VAL-TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALGOLD REPORTS THIRD QUARTER RESULTS

ValGold Resources Ltd. (VAL-TSX Venture) announces its results for the nine months ended April 30, 2004 ("fiscal 2004"). ValGold had earnings of $1,435,929, or basic earnings per share of $0.08, compared to a loss of $503,077, or a loss of $0.04 per share in the nine months ended April 30, 2003 ("fiscal 2003"). The earnings per share in fiscal 2004 results primarily from a gain on sale of $2,494,700 resulting from a disposition of a portion of its investment in Northern Orion Resources Inc. ("Northern Orion"), less operating expenses.

At April 30, 2004, ValGold's working capital, defined as current assets less current liabilities, was $4,308,515. At April 30, 2004, ValGold's long-term investments in shares of public companies with a book value of $1,402,101 have a market value of $3,221,617.

Office and administration costs increased from $67,748 in fiscal 2003 to $97,472 in fiscal 2004 due to increased exploration activity. Salaries and benefits increased from $174,974 in fiscal 2003 to $608,962 in fiscal 2004, primarily due to stock based compensation of $385,280 included in fiscal 2004, with no comparative compensation in fiscal 2003. Legal, accounting and audit increased from $58,175 in fiscal 2003 to $70,849 in fiscal 2004 due to increased regulatory requirements and costs related to the three property acquisitions during the period. Office and administration, salaries and benefits, and legal, accounting and audit will likely continue to be higher than in fiscal 2003 due to increased exploration activity and analysis required for additional filing requirements. Shareholder communications increased from $46,810 in fiscal 2003 to $130,679 in fiscal 2004. Included in this expense is $66,328 paid to two investor relations' consultants in fiscal 2004 compared to $11,919 in fiscal 2003. Property investigation costs have increased from $71,307 in fiscal 2003 to $73,720 in fiscal 2004. ValGold is presented with property submittals regularly and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

At April 30, 2004, ValGold has capitalized $1,742,160 for mineral property interests, of which $922,917 represents costs associated with the acquisition and exploration of the Tower Mountain gold property located in the province of Ontario. Other properties include the Manitoba properties, at $429,762, the Horseshoe Properties at $66,493, the Hunter Mine at $57,355 and Jinzhuang, China at $265,633. In fiscal 2004, ValGold expended $1,245,213 on the acquisition and exploration of its mineral property interests compared to $363,250 in fiscal 2003.

Stephen J. Wilkinson
President and Chief Executive Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4505
Toll Free: 1-877-345-3399

VALGOLD RESOURCES LTD.
FINANCIAL STATEMENTS
APRIL 30, 2004 AND 2003
(Unaudited)

The Company's independent auditor has not performed a review of these financial statements.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

Balance Sheets
(unaudited – prepared by management)

	April 30, 2004	July 31, 2003
Assets		
Current assets		
Cash and cash equivalents	$ 570,842	$ 295,135
Restricted cash	531,330	—
Temporary investments	3,137,819	759,881
Marketable securities	—	852,361
Due from related parties (Note 7)	87,055	126,129
Accounts receivable and prepaids	191,992	77,224
	4,519,038	2,110,730
Mineral property interests (see schedule) (Note 4)	1,742,160	496,950
Investments (Note 5)	1,402,101	1,361,504
Equipment	3,112	1,222
	$ 7,666,411	$ 3,970,406
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 189,486	$ 50,256
Due to related parties (Note 5)	21,037	—
Deferred gain	—	200,000
	210,523	250,256
Shareholders' equity		
Share capital (Note 6)	34,090,295	32,225,232
Contributed surplus	437,280	2,534
Deficit	(27,071,687)	(28,507,616)
	7,455,888	3,720,150
	$ 7,666,411	$ 3,970,406

See accompanying notes to financial statements.

Approved by the Directors

Stephen J. Wilkinson

William J. Witte

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

Statements of Operations and Deficit
(unaudited – prepared by management)

	Three months ended April 30, 2004	Three months ended April 30, 2003	Nine months ended April 30, 2004	Nine months ended April 30, 2003
Expenses				
Amortization	$ 80	$ 21	$ 1,302	$ 288
Foreign exchange	(5,599)	27,219	7,581	32,428
Legal, accounting and audit	3,151	44,563	70,849	58,175
Management fees	7,500	7,500	22,500	53,750
Office and administration	43,093	39,412	97,472	67,748
Property investigations	63,640	14,212	73,720	71,307
Salaries and benefits	89,785	40,056	608,962	174,974
Shareholder communications	44,583	13,994	130,679	46,810
Travel and conferences	32,422	6,551	34,089	13,487
Write-down of mineral property interests	—	4,728	3	4,728
Write-down of investments	40,464	—	40,464	—
Corporate capital tax	1,050	619	1,050	619
Interest and other income	(10,086)	(5,585)	(29,900)	(21,237)
	310,083	193,290	1,058,771	503,077
Gain on sale of investments	—	—	2,494,700	—
Earnings (loss) for the period	(310,083)	(193,290)	1,435,929	(503,077)
Deficit, beginning of period	(26,761,604)	(28,134,668)	(28,507,616)	(27,824,881)
Deficit, end of period	$(27,071,687)	$(28,327,958)	$(27,071,687)	$(28,327,958)
Earnings (loss) per share, basic	$ (0.01)	$ (0.01)	$ 0.08	$ (0.04)
Earnings (loss) per share, fully diluted	$ (0.01)	$ (0.01)	$ 0.08	$ (0.04)
Weighted average number of common shares outstanding - basic	19,134,691	13,825,668	17,304,884	12,540,607
Weighted average number of common shares outstanding – fully diluted	19,134,691	13,825,668	18,122,463	12,540,607

See accompanying notes to financial statements.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

Statements of Cash Flows
(unaudited – prepared by management)

	Three months ended April 30,		Nine months ended April 30,	
	2004	2003	2004	2003
Cash provided by (used for):				
Operations				
Earnings (loss) for the period	$ (310,083)	$ (193,290)	$ 1,435,929	$ (503,077)
Items not involving cash				
Amortization	80	21	1,302	288
Stock-based compensation	18,121	—	404,463	—
Gain on sale of investment	—	—	(2,494,700)	—
Accrued interest on temporary investments	(5,079)	—	(6,186)	—
Write down of investment	40,464	—	40,464	—
Write down of mineral property interests	—	4,728	3	4,728
	(256,497)	(188,541)	(618,725)	(498,061)
Changes in non-cash working capital				
Restricted cash	270,074	—	(531,330)	—
Accounts receivable and prepaids	(45,590)	(6,401)	(114,768)	(22,090)
Due to/from related parties	51,496	(73,329)	60,111	(66,060)
Accounts payable and accrued liabilities	64,553	(4,418)	139,230	(4,969)
Deferred revenue	—	200,000	—	200,000
	84,036	(72,689)	(1,065,482)	(391,180)
Investing activities				
Mineral property interests				
Acquisition costs	(45,067)	(37,609)	(87,481)	(37,856)
Exploration and development costs	(649,197)	(105,608)	(1,016,449)	(285,894)
Equipment	(3,192)	3,417	(3,192)	3,417
Sale of portfolio investments	—	852,361	5,103,500	852,361
(Purchase) / sale of temporary investments	(2,481,325)	22,541	(2,371,752)	425,246
Investment in marketable securities	—	(852,361)	(2,037,500)	(852,361)
	(3,178,781)	(117,259)	(412,874)	104,913
Financing activities				
Common shares issued for cash	232,240	(2,582)	1,754,063	190,387
Increase (decrease) in unrestricted cash and cash equivalents during the period	(2,862,505)	(192,530)	275,707	(95,880)
Unrestricted cash and cash equivalents, beginning of period	3,433,347	627,936	295,135	531,286
Cash, restricted cash, and cash equivalents, end of period	$ 570,842	$ 435,406	$ 570,842	$ 435,406
Supplemental information				
Shares issued for mineral property interests	$ 85,150	$ 39,500	$ 111,000	$ 39,500
Stock based compensation capitalised	—	—	30,283	—

See accompanying notes to financial statements.

VALGOLD RESOURCES LTD.
Notes to the Financial Statements
For the Nine Months Ended April 30, 2004 and 2003
(Unaudited – prepared by management)

1. **Basis of presentation**

The accompanying financial statements for the interim periods ended April 30, 2004 and 2003, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual audited financial statements for the year ended July 31, 2003.

2. **Nature of operations**

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Company Act. The Company is in the business of exploration and development of mineral properties in North America and China.

Effective March 27, 2003, the Company changed its name from Valerie Gold Resources Ltd. to ValGold Resources Ltd. The name change was undertaken for corporate purposes and did not involve any change in the Company's capitalization.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

3. **Change in accounting principles**

Effective August 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The new standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method of accounting for fiscal years beginning on or after January 1, 2002. The standard also requires that all employee stock-based compensation plans be measured and recognized using a fair value based method of accounting for fiscal years beginning on or after January 1, 2004. Early adoption is encouraged by the standard.

The new recommendations have been applied prospectively to all stock-based payments to non-employees granted on or after August 1, 2002, and all stock-based payments to employees and directors granted on or after August 1, 2003.

4. Mineral property interests

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	April 30, 2004 Total Costs	July 31, 2003 Total Costs
Tower Mountain	$ 103,364	$ 819,553	$ 922,917	$ 424,656
Manitoba Nickel	159,189	270,573	429,762	60,975
Horseshoe (a)	18,072	48,421	66,493	7,698
Hunter Gold Mine	22,650	34,705	57,355	3,618
Jinzhuang, China (Note 8(c))	15,849	249,784	265,633	—
Other Ontario (b)	—	—	—	3
	$ 319,124	$ 1,423,036	$ 1,742,160	$ 496,950

(a) Horseshoe Property, British Columbia

The Company has entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Company has agreed to make total cash payments of $32,000 ($7,000 paid) and to issue 100,000 common shares (30,000 issued) to the optionor over a 24-month period from the date of regulatory approval. In addition to the above, the Company must also complete exploration expenses of $250,000 prior to the third anniversary of the receipt of regulatory approval. The property is subject to a 2.5% NSR payable to the optionor. The NSR may be reduced to 1% by the payment of $1,000,000 at any time up to the commencement of commercial production.

(b) Armstrong Property, Ontario

Results from exploration on these properties did not meet the Company's expectations, and accordingly the properties were returned to the optionors.

(c) Jinzhuang, China

The Company signed an agreement with the town of Jinzhuang, in Guangdong province, China. This agreement gives the Company exclusive right to develop and use the tailings of the Jinzhuang mining area for 10 years, in exchange for a payment of approximately $18,000 immediately, and $18,000 on commencement of commercial production. Production will also be subject to a royalty of approximately $0.17 per tonne of tailings processed. This agreement was negotiated with the assistance of a corporate advisor, who will be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. This interest may be reduced on a pro rata basis if the Company enters into an agreement with a bona fide third party, government agency or major mining company which acquires an interest in the property.

VALGOLD RESOURCES LTD.
Notes to the Financial Statements
For the Nine Months Ended April 30, 2004 and 2003
(Unaudited – prepared by management)

5. **Investments**

	Number of Shares	Net Book Value April 30, 2004	Market Value April 30, 2004
Emgold Mining Corporation	400,000	$ 40,000	$ 352,000
Sultan Minerals Inc	665,000	99,750	119,700
Cream Minerals Ltd.	135,000	25,650	74,250
Manhattan Minerals Corp.	50,000	8,000	8,000
LMC Management Services Ltd.	1	1	1
Northern Orion Resources Ltd.	883,333	1,228,700	2,667,666
		$ 1,402,101	$ 3,221,617

The Company has written down its investment in Manhattan Minerals Corp to the market value at April 30, 2004.

6. **Share capital**

Authorized

100,000,000 common shares without par value

Issued and fully paid

	Number of Shares	Amount
Balance, July 31, 2001	12,210,607	$ 31,886,045
Shares issued for mineral property interests	250,000	80,500
Shares issued for finders' fees	80,000	28,800
Balance, July 31, 2002	12,540,607	31,995,345
Shares issued for mineral property interests	150,000	39,500
Private placement – flow-through, less share issue costs	1,178,095	190,387
Balance, July 31, 2003	13,868,702	32,225,232
Shares issued for mineral property interests	245,000	111,000
Private placement – less share issue costs	2,099,500	591,045
Stock options exercised for cash	20,000	5,000
Warrants exercised for cash	931,857	262,002
Private placement – flow-through, less share issue costs	1,571,000	507,251
Private placement – flow-through, less share issue costs	700,000	388,765
Balance, April 30, 2004	19,436,059	$ 34,090,295

The Company completed a non-brokered private placement of 700,000 flow-through units at a price of $0.60 per unit for gross proceeds of $420,000, excluding share issue costs. Each unit consists of one flow-through common share and one-half of one non-transferable, non-flow-through share purchase warrant. Each whole warrant is exercisable at a price of $0.70 for one common share until December 18, 2004. Finders warrants equal to 10% of the total number of units purchased by their found placees and finders' fees of 7.5% of the gross proceeds were paid to two financial institutions.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.
Notes to the Financial Statements
For the Nine Months Ended April 30, 2004 and 2003
(Unaudited – prepared by management)

7. Related party transactions and balances

Services provided by:	Nine months ended April 30, 2004	Nine months ended April 30, 2003
Lang Mining Corporation (a)		
Management fees	$ 22,500	$ 53,750
LMC Management Services Ltd. (b)		
Services provided	303,773	258,701
Legal services	38,494	42,001
Balances receivable from (c):	**April 30, 2004**	**July 31, 2003**
LMC Management Services Ltd. (b)	$ 87,055	$ 124,457
Cream Minerals Ltd.	—	650
Legal fees	—	1,022
	$ 87,055	$ 126,129
Balances payable to (c):		
Employees	$ 7,161	$ —
Legal fees	13,876	—
	$ 21,037	$ —

(a) Lang Mining Corporation ("Lang Mining") is a private company controlled by the Chairman of the Company. Since January 1, 2003, Lang Mining has been paid $2,500 per month for the services of the chairman of the Company.

(b) Since August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.

(c) Balances receivable from related parties are non-interest bearing and are due on demand.

8. Subsequent event

Subsequent to April 30, 2004, the Company granted to BHP Billiton the options (the "BHP Billiton Options") to acquire:

1. a 51% undivided interest in the Big Claims (the "First Option");
2. subject to and conditional upon the exercise of the First Option, a 19% undivided interest in the Property (the "Second Option") in addition to the 51% interest; and,
3. subject to and conditional upon the exercise of the Second Option, an additional 5% (the "Third Option").

In order to exercise the First Option, BHP Billiton must:

1) satisfy the first year's conditions of the abovementioned Stephens Lake option agreement;
2) assume, pay and complete all of the Company's obligations under the Big Claim option with the exception of the share issuances; and,
3) on or before January 16th 2006,reimburse the Company for 70% of the value of its share issuances and 150% of all of its cash payments and expenditures.

8. Subsequent event (continued)

In order to exercise the Second Option, BHP Billiton must complete a feasibility study for the project on or before the 10th anniversary of the effective date. In the event that both options are exercised, BHP Billiton may earn the additional interest by bringing the property into commercial production. Once in commercial production, the Company's interest would be 17.5%, BHP Billiton would hold 75% and the Optionor would retain 7.5%, all of which would be subject to the NSR, net of any purchase by the Company or BHP Billiton.

The Company's independent auditor has not performed a review of these financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)

Schedule of Mineral Property Interests
Nine months ended April 30, 2004
(unaudited – prepared by management)

	Tower Mountain Project and other, Ontario	Hunter Mine, Ontario	Jinzhuang, China	Manitoba Properties	Horseshoe Property, British Columbia	Total Mineral Property Interests April 30, 2004
Acquisition costs						
Balance, beginning of period	$ 74,645	$ —	$ —	$ 46,001	$ —	$ 120,646
Incurred during the period	28,722	22,650	15,849	113,188	18,072	198,481
	103,367	22,650	15,849	159,189	18,072	319,127
Write-down of mineral property interests	(3)	—	—	—	—	(3)
Balance, end of period	103,364	22,650	15,849	159,189	18,072	319,124
Exploration and development costs						
Balance, beginning of period	350,014	3,618	—	14,974	7,698	376,304
Incurred during the period						
Assays and analysis	34,333	—	34,847	3,751	1,305	74,236
Drilling	291,793	—	22,434	129,982	—	444,209
Geological and geophysical	113,633	25,279	102,012	62,204	25,172	328,300
Site activities	8,601	1,286	5,141	1,389	436	16,853
Travel and accommodation	18,874	4,522	85,350	58,273	13,810	180,829
Trenching	2,305	—	—	—	—	2,305
	469,539	31,087	249,784	255,599	40,723	1,046,732
Balance, end of period	819,553	34,705	249,784	270,573	48,421	1,423,036
Total Mineral Property Interests	$ 922,917	$ 57,355	$ 265,633	$ 429,762	$ 66,493	$ 1,742,160

VALGOLD RESOURCES LTD.

(an exploration stage company)

Schedule of Mineral Property Interests
Year ended July 31, 2003
(unaudited – prepared by management)

	Tower Mountain Project, Ontario	Hunter Mine, Ontario	Quetico Belt, Armstrong, Ontario	Manitoba Properties	Horseshoe Property, British Columbia	Total Mineral Property Interests July 31, 2003
Acquisition costs						
Balance, beginning of year	$ 18,286	$ —	$ 3	$ 1	$ —	$ 18,290
Incurred during the year	56,356	—	—	46,000	—	102,356
Balance, end of year	74,642	—	3	46,001	—	120,646
Exploration and development costs						
Balance, beginning of year	20,771	—	—	—	—	20,771
Incurred during the year						
Assays and analysis	25,354	—	—	—	217	25,571
Drilling	107,752	—	—	—	—	107,752
Geological and geophysical	156,306	1,680	2,917	16,910	6,314	184,127
Site activities	3,299	—	—	37	—	3,336
Travel and accommodation	36,532	1,938	—	—	1,167	39,637
	329,243	3,618	2,917	16,947	7,698	360,423
	350,014	3,618	2,917	16,947	7,698	381,194
Write-down of mineral property interests	—	—	(2,917)	(1,973)	—	(4,890)
Balance, end of year	350,014	3,618	—	14,974	7,698	376,304
Total Mineral Property Interests	$ 424,656	$ 3,618	$ 3	$ 60,975	$ 7,698	$ 496,950

ValGold Resources Ltd.
April 30, 2004

Schedule A:

See unaudited Consolidated Financial Statements (prepared by management).

Schedule B:

1. Analysis of expenses and deferred costs

See consolidated schedule of mineral property interests.

2. Related party transactions

See note 7 to the unaudited consolidated financial statements.

3. Summary of securities issued and options granted during the period

(a) Securities issued during the three-month period ended April 30, 2004

Date of Issue	Type of Security	Type of issue	Number	Price ($)	Total Proceeds ($)	Type of Consideration	Commission Paid
February 5, 2004	Common	Property payment	10,000	0.47	4,700	Property payment	Nil
February 12, 2004	Common	Property payment	50,000	0.475	23,750	Property payment	Nil
February 23, 2004	Common	Warrants	470,000	0.25	117,500	Cash	Nil
February 25, 2004	Common	Property payment	40,000	0.455	18,200	Property payment	Nil
February 25, 2004	Common	Property payment	10,000	0.45	4,500	Property payment	Nil
March 9, 2004	Common	Warrants	100,000	0.40	40,000	Cash	Nil
March 9, 2004	Common	Warrants	117,810	0.21	24,740	Cash	Nil
March 14, 2004	Common	Property payment	50,000	0.68	34,000	Property payment	Nil
March 17, 2004	Common	Warrants	100,000	0.40	40,000	Cash	Nil
March 17, 2004	Common	Warrants	25,000	0.40	10,000	Cash	Nil
			972,810		317,390		

(b) Options granted during the three month period ended April 30, 2004

Nil

4. Summary of securities as at the end of the reporting period

(a) Authorized Capital

100,000,000 common shares without par value.

(b) Issued and Outstanding Capital

19,436,059 shares are issued and outstanding. See note 5 to the unaudited consolidated financial statements.

(c) (i)Stock Options Outstanding

Number of Options	Exercise Price($)	Expiry Dates
1,540,000	0.43	January 25, 2011
100,000	0.43	July 18, 2011
620,000	0.25	December 12, 2012
20,000	0.25	July 10, 2008
1,000,000	0.64	November 14, 2013
100,000	0.64	January 19, 2014
3,380,000		

(ii)Warrants Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
2,029,200	0.40	October 8, 2005
910,400	0.40	October 10, 2004
418,300	0.70	December 18, 2004
3,357,900		

(d) Shares in Escrow

Nil.

5. List of Directors and Officers

Frank A. Lang – Chairman and Director
Sargent H. Berner - Director
William J. Witte –Director
A. Darryl Drummond - Director
Andrew F.B. Milligan – Director
Stephen J. Wilkinson – President and Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

ValGold Resources Ltd.
April 30, 2004

PROJECT REVIEW

Tower Mountain Property, Ontario
The 2003/2004 winter diamond drilling program has been completed on the Tower Mountain project. The project is situated in the Matawin gold belt of northwestern Ontario, and is located 40 kilometers west of Thunder Bay. During this campaign, 17 drill holes totalling approximately 4,100 meters were completed. Prior diamond drilling by ValGold amounted to approximately 2,130 meters of core from ten holes.

Eight areas of overburden stripping or trenching were completed prior to the drilling program. The trenches exposed the bedrock between the U and V showings and on-strike areas to the south west and along the original gold trend. The trenching revealed that the U and V showings were in fact part of the same zones of gold mineralization.

Diamond Drilling in 2004

ValGold commenced follow-up drilling in January 2004, after the results noted above. This stage of the drill program totaled 2,600 meters in ten holes. The drilling for the current stage was designed to in-fill and extend the strike length tested on the U-V gold zone during our fall of 2003 campaign. In 2004 each drill hole achieved its intended target and all holes reported multiple intersections with significant gold values. See news releases on the Company's website: www.valgold.com.

During the three months ended April 30, 2004, the Company reported that it had received the assay results for the final stage of the 2004 winter drill program at its Tower Mountain project. These latest drill holes have a total length of 641 m (2,100 ft) and complete the reporting for ValGold's 2004 winter drilling program. The program delineated and further defined the nature of the prospective U-V gold mineralized zones. As presently understood, the U-V zones occur in a northwest trending corridor that so far measures about 600 m in length and up to 200 m across.

Summary of U-V Zones Exploration To-Date

ValGold's exploration team discovered the U-V gold zones at Tower Mountain in the 2002 fieldwork program. The lithogeochemical sampling of outcrops in the vicinity of the U-V mineralized corridor consistently returned anomalously high (greater than 150 ppb) gold content over an area measuring approximately 1.4km along strike and up to 400m wide. Ten trenches were completed on the property and four gold mineralized zones called "U", "V", "W" and "X", were identified and sampled, returning assays ranging up from 1.20 g/t (0.04 oz/t) gold. The most significant results came from the U and V trenches that were situated about 50m apart in the centre part of the corridor. Chip samples from the U zone trench returned gold assays of 1.055 g/t (0.03 oz/t), 1.575 g/t (0.05 oz/t) and 108.81 g/t (3.17 oz/t). Channel samples close to this high-grade area showed a length across the zone that averaged 1.65 g/t (0.05 oz/t) gold over a total sample length of 14.1 m (46 ft). The V trench had similar geology and gold grades, that in one area measuring 1 m by 1 m assayed 6.49 g/t (0.19 oz/t) gold. Later extension of the trenching demonstrated that the U and V mineralization was in fact one wide (approximately 40m) zone with 1.5m (4.9 ft) channel samples ranging from 0.30 g/t Au up to 3.95 g/t.

ValGold has since drilled a total of 27 diamond drill holes on the Tower Mountain property of which 19 holes test the U-V gold zones. With the exception of holes 03-03 and 04-10, all of the U-V holes encountered gold mineralization of significance over a strike length of approximately 600m (1,967 ft). For the most part, the gold mineralization within the U-V corridor occurs as broad zones of low-grade gold enrichment that has an average width of approximately 46m (150 feet). The deepest intersection of the zones was in hole 04-04 where the mineralization was intersected to a depth of 275m (900 feet). The weighted average and uncut grade of the zones has to date been 1.27 g/t Au (0.04 oz/t gold). In addition,

the low-grade zones appear to envelope higher-grade intervals that for 16 intersections returned an average uncut grade of 22.44 g/t Au across 3.1m (0.65 oz/t over 10.1 ft).

The following table summarizes the drill programs and presents highlights of each of the four drilling campaigns undertaken by ValGold on the Tower Mountain property and the U-V gold zones.

Highlights of Tower Mountain U-V Gold Zones Drill Intersections

Program	Holes Drilled	TotalMeters	Best U-V High Grade Zone	Best U-V Low Grade Zone
Fall 2002	DDH02-01-05	1042	23.17 g/t Au/1.5 m in DDH02-02	1.05 g/t Au/73.5 m in DDH02-03
Spring 2003	DDH03-01-05	1085	11.77 g/t Au/3.0 m in DDH03-02	1.01 g/t Au/22.5 m in DDH03-03
Fall 2003	DDH03-06-12	1499	19.76 g/t Au/1.5m in DDH03-11	0.62 g/t Au/12.0 m in DDH03-12
Winter 2004	DDH04-01-10	2600	50.54 g/t Au/12.0m in DDH04-03	3.06 g/t Au/217.5m in DDH04-03
Total	**27**	**6226**		

All drill intersections grading greater than 0.5 grams per tonne gold (g/t Au) are presented with the locations of the collar sites together with drill sections, trench geology and sampling maps in the Projects Section of the ValGold website: www.valgold.com. Dr. Derek McBride P. Eng. is responsible for the supervision of the fieldwork, including the drilling, logging and sampling of the core and is considered a Qualified Person in accordance with National Instrument 43-101.

Future Work Program

For the remainder of 2004, ValGold's exploration program for the Tower Mountain property includes trenching, detailed mapping and sampling, and up to 9,000m diamond drilling. The primary focus will be the continued delineation of the U-V zones with the near-term intention of defining the contained gold resources. In addition, the field crew will be examining certain of the other known gold occurrences on the property to establish similar drill targets within the Tower Mountain property and the adjoining Bateman Lake claims and recently optioned freehold leases. The drilling may be completed in 3,000m increments to allow the Company to properly interpret the results and to most effectively control expenditures.

Manitoba Claims

ValGold holds interests in three groups of claims: - Mineral Exploration License 229 ("MEL 229"), the Big Claims and the Stephens Lake Property. All of the Manitoba Claims are entirely covered by unconsolidated tills, alluvial sediments and commonly a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. The Thompson Belt is one of the most important nickel producing regions in the world. Since its discovery in the late 1950's, there has been production from five main deposits over a distance of 200 kilometers, with production plus reserves in excess of 170 million tonnes. The largest deposit is the Thompson deposit, where production plus reserves is estimated to be in excess of 100 million tonnes at an average grade of 2.5% nickel.

Mineral Exploration License 229

MEL 229 is located about 70 km east of Gillam, Manitoba. In 2002, ValGold intersected serpentenized

pyroxenite, a favourable rock type for nickel mineralization, in a diamond drill hole while exploring for diamonds in MEL 229. More recently, a ground geophysical survey completed by ValGold on a small portion of its property identified a large magnetic anomaly, which may represent a near flat-lying massive sulphide target. In the Thompson Belt such targets have the potential to host economic concentrations of nickel, copper and platinum group elements ("PGE" mineralization). ValGold has recently completed additional ground geophysical surveys and located a drill target for magnetic sulphide mineralization. Three diamond drill holes for a total of 837m of core tested a 1,000m geophysical-conductive anomaly. Disseminated to massive sulphide mineralization was intersected in each hole over intervals averaging 140m but no intervals of economic interest were detected.

Big Claims

The Company entered into an option agreement to acquire 70% of the Big Claims property located 90 kilometres east of Gillam, Manitoba. The Big Claims are entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Palaeozoic sediments below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt. A due diligence geophysical survey completed by ValGold suggests that a large magnetic anomaly covered by the property may represent a near flat-lying massive Sulphide target which in the Thompson belt has the potential for nickel + copper + Platinum Group Elements ("PGE") mineralization. Subsequently, the Company entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") whereby BHP Billiton is granted options to acquire an initial 51% interest in the Big Claims mineral property in the Province of Manitoba.

Under the terms of the BHP Billiton agreement, ValGold has granted to BHP Billiton the options (the "BHP Billiton Options") to acquire:

1. a 51% undivided interest in the Property (the "First Option");
2. subject to and conditional upon the exercise of the First Option, a 19% undivided interest in the Property (the "Second Option") in addition to the 51% interest; and,
3. subject to and conditional upon the exercise of the Second Option, an additional 5% (the "Third Option").

In order to exercise the First Option, BHP Billiton must:

1. satisfy the first year's conditions of the abovementioned Stephens Lake option agreement;
2. assume, pay and complete all of ValGold's obligations under the Big Claim Option with the exception of the share issuances; and,
3. on or before January 16th 2006,reimburse ValGold for 70% of the value of its share issuances and 150% of all of its cash payments and expenditures.

In order to exercise the Second Option, BHP Billiton must complete a feasibility study for the project on or before the 10th anniversary of the effective date. In the event that both options are exercised, BHP Billiton may earn the additional interest by bringing the property into commercial production. Once in commercial production, ValGold's interest would be 17.5%, BHP Billiton would hold 75% and the Optionor would retain 7.5%, all of which would be subject to a net smelter royalty to the optionor of the Big Claims, net of any purchase by ValGold or BHP Billiton.

A ground geophysical survey completed by ValGold on the property identified a large magnetic anomaly, which may represent a near flat-lying massive sulphide target. In the Thompson Belt such targets have the potential to host economic concentrations of nickel, copper and platinum group elements mineralization.

Exploration of the property will involve completing immediately an airborne geophysical survey in order to further define targets for diamond drill testing.

Stephens Lake Property

The Stephens Lake property is composed of mineral exploration licenses, 64, 65, 66 and 113B that cover a total of 170,482 hectares that are held jointly by ValGold, Sultan Minerals Inc. ("Sultan") and Cream Minerals Ltd. ("Cream"), or (the "Companies"). ValGold's Big Claims are located on the west side and contiguous with the Stephens Lake property. On February 9th 2004 and updated on April 19th 2004, ValGold reported that the Stephens Lake property was optioned to BHP Billiton, as described below.

The Companies have entered into an agreement with BHP Billiton whereby BHP Billiton has been granted options to acquire an initial 51% interest in three Mineral Exploration Licenses (Numbers 64, 65 and 66) totaling 92,194 hectares of mineral licenses plus an additional staked property held by the Companies in the Province of Manitoba. The combined property is referred to as the Stephens Lake Property.

The additional staked property encompasses an area of 80,288 hectares and is to the north of, and contiguous with, the property already optioned to BHP Billiton. As a result, the Stephens Lake area under joint venture exploration now totals 170,482 hectares.

The Stephens Lake Property is 70 kilometres in length and is situated 100 kilometres east of Gillam, Manitoba. The property is entirely covered by unconsolidated tills, alluvial sediments and a thin veneer of Paleozoic sediments, below which the geology is believed to consist of rocks belonging to the extension of the Thompson Nickel Belt.

Under the terms of the agreement the Companies have granted to BHP the options (the "BHP Options") to acquire:

(1) a 51% undivided interest in the Stephens Lake Property (the "First Option"); and

(2) a 19% undivided interest in the Property (the "Second Option") in addition to the 51% interest;

BHP agrees to fund all exploration expenditures on the property until the BHP Options are either terminated or fully exercised.

In order to exercise the First Option, BHP must incur exploration expenditures of $1,000,000 on the property within five years following the effective date of the agreement. This includes a firm commitment of $100,000 in exploration expenditures to be incurred in the first year following the effective date. In order to exercise the Second Option, BHP must complete a feasibility study for the project on or before the 10th anniversary of the effective date.

In the event that BHP exercises both options, a joint venture will be formed and the Companies shall thereupon have the following working interests in the joint venture:

BHP Billiton	70%
Sultan	10%
Cream	10%
Valgold	10%

In the event that BHP exercises the First Option but chooses not to exercise the Second Option, or does not exercise the Second Option by the due date, then the Companies shall thereupon have the following working interests in the joint venture:

BHP Billiton	51%

Sultan	1/3 of 49%
Cream	1/3 of 49%
Valgold	1/3 of 49%

If after the joint venture is formed a party's interest falls to 10% or less, that party's interest will convert to a 1 % net smelter royalty.

BHP Billiton is currently flying magnetic and electromagnetic surveys over the expanded property. This work is expected to generate targets for diamond drill testing.

Hunter Gold Mine, Timmins, Ontario

In June, 2003, ValGold entered into an option agreement ("Agreement") to acquire a 100% interest in claims covering the Hunter Gold mine in Whitney Township, Ontario. ValGold has the exclusive right and option to earn 100% interest in the Property, subject only to royalties payable to the optionor, of 2.0% net smelter returns ("NSR") from production of gold, silver and other metals. ValGold will have the right to purchase 50% of the NSR from the optionor for $1,000,000 at any time up to the commencement of commercial production.

The Company had intended to commence a drilling program on the property earlier, but was unable to obtain a drill at that timeand the drilling program started in the summer of 2004.

The Hunter Gold Mine (the "Mine") is reportedly the first gold property staked in the Timmins area. In 1907, prospector, G. Bruce, working for H. F. Hunter and Associates discovered the Mine's gold-bearing quartz veins in a lakeshore exposure on east side of Porcupine Lake. Over the next few years, two fires that substantially destroyed the surface facilities and the operational hiatus caused by the First World War delayed the initial construction at the Mine. However, a shaft was ultimately advanced to a depth of about 750 feet and six mining levels were established. Mining in 1938 to 1940 produced 10,000 tons of development muck and stoped ore from which approximately 1,400 ounces of gold were recovered. The mine was shut down in 1940 with World War Two underway. After the war renewed exploration efforts produced promising results, but the operators were unable to attract any funding. In 1983 Wabigoon Resources Limited ("Wabigoon") acquired the Mine and over the following four years completed a program of surface and underground drilling (totaling 4,924m in 27 diamond drill holes), and mapping and sampling of the underground workings. In 1986, Wabigoon reported that the primary gold zone had been intersected in seven drill holes at a depth of approximately 150m over a length of 285m with an average cut gold grade of 10.3 gram per tonne (0.30 ounces per ton) across an average width of 1.3m. The high-grade assays for that determination were all cut to 1 oz/t Au.

The geology of the Timmins mining camp is well documented, as the camp is one of the most significant gold mining areas in the world. Rock types include Archean-age metamorphosed sedimentary, volcanic and intrusive units that form part of the Abitibi Greenstone Belt. This belt trends east-west over a length of 700 km and is from 20 to 100 km wide. Within the belt, all of the significant Timmins-area gold mines occur in the vicinity of the Destor Porcupine Fault ("DFP"), which is the region's most famous geological regional feature. The DFP parallels the Abitibi belt and occurs as a major break or lineament. Another important geological feature is the Porcupine syncline that represents a broad structural feature that extends from the central part of Tisdale Township into Whitney Township.

At the Hunter mine, most of the property is covered by glacial drift with the main outcrops occurring along the lakeshore of Porcupine Lake. Most of the geology of the property is known through the logging of diamond drill core and the mapping of the underground workings. The trend of the rock units is north 150 to 650 east with modest westerly dips. Rock units are mainly from the Upper Deloro Group and composed of rhyolite to dacite tuffs, tuff breccia and agglomerates sandwiched between distinctive 15m to 30m thick bands of fine-grained ultramafic flow rocks, "steatite". The gold mineralization occurs

conformably within this sequence of Deloro group, all of which are folded into a series of west plunging isoclinal folds.

The gold mineralization occurs as a series of high-grade shoots within a zone up to 15m thick and over a strike length of 470m and to a depth of 200m as defined by drilling and underground work. Importantly, the mineralization is open both along strike to the north and south, and to depth. The zone consists predominantly of pale green, quartz-chlorite-ankerite-sericite schist that is an altered felsic tuff with volcanic fragments commonly recognized within the rock. Two stages of quartz veining may be found within the zone comprised of an early barren white to grey quartz and the auriferous veins that are typically pale brown, and carry minor amounts of pyrite and chalcopyrite in association with the gold.

Within the gold zone, a total of three shoots are indicated on each of the first and second mine levels. On the first level, which is about 73m below surface, the main shoot has an indicated length of 68m, an average grade of 10.3 g/t Au over a width of 1.3m. The shoot on the second level at a depth of 97m has a length of 81m and over a width of 1.3m grades 15.4 g/t Au. Wabigoon's drilling from surface has indicated the zone persists to a depth of 150m where intersections showed; 24.5 g/t Au over 2.7m, 26.1 g/t Au over 1.0m, 2.67 g/t Au over 1.3m and 8.85 g/t over 0.8m. These intersections were obtained from drill intersections spaced about 48m apart and about 60m below the second mine level.

Jinzhuang, China

In October 2003 ValGold entered into an agreement with the town of Jinzhuang in China for the gold bearing mine tailings of the Jinzhuang mining area. The tailings are located at three sites and are the product of over four hundred years of gold mining that dates back to the Ching Dynasty. ValGold is currently drilling, sampling and conducting metallurgical trials on the tailings to determine if there is any economic potential for reprocessing the material.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussions and analysis should be read in conjunction with the Consolidated Financial Statements for the years ended July 31, 2003 and 2002, and the notes thereto.

Liquidity, Capital Resources and Capital Expenditures

At April 30, 2004, ValGold's working capital, defined as current assets less current liabilities, was \$4,308,517, compared with working capital of \$1,860,474 at July 31, 2003.

During the nine months ended April 30, 2004 ("fiscal 2004"), ValGold expended \$1,245,213 on the acquisition and exploration of its mineral property interests compared to \$363,250 in the nine months ended April 30, 2003 ("fiscal 2003"). Expenditures in fiscal 2004 included \$498,261 on acquisition and exploration of the Tower Mountain property, \$53,737 on the acquisition and exploration of the Hunter Mine in Ontario, \$368,787 on the Manitoba properties, and \$58,795 on the acquisition and exploration of the Horseshoe Properties in British Columbia. The Company has also entered into a tailings project in the province of Guangdong in China, the Jinzhuang project, and has expended \$265,633 on acquisition and exploration to date.

The agreement with respect to the Jinzhuang project gives ValGold the exclusive right to develop and use the tailings for a period of ten years. Terms of the agreement include consideration of RMB 100 thousand yuan (approximately Cdn\$18,000) immediately and an additional RMB 100 thousand yuan upon commencement of commercial production to be paid to the town of Jinzhuang. During the processing of the tailings an additional fee is to be paid to the town in the amount of RMB 1.80 yuan per cubic meter (approximately Cdn\$0.17 per tonne) of tailings processed. Once processed, ownership of the tailings

reverts back to the town.

The agreement was negotiated with the assistance of a corporate advisor, who will be entitled to a 30% net carried interest in the property or other properties acquired as a result of his efforts. This interest may be reduced on a pro rata basis if the Company enters into an agreement with a bona fide third party, government agency or major mining company which acquires an interest in the property. The Company is currently negotiating for an extension of the agreement.

ValGold entered into an option agreement to acquire a 100% interest in the Horseshoe, Patricia and High Grade Claims (the "Horseshoe Property") in the Stewart mining camp of British Columbia, Canada. The Company has agreed to make total cash payments of $32,000 ($7,000 paid) and issue 100,000 common shares (30,000 issued) to the optionor over a 24-month period from the date of regulatory approval. In addition to the above, the Company must also complete exploration expenses of $250,000 prior to the third anniversary of the receipt of regulatory approval. The property is subject to a 2.5% NSR payable to the optionor. The NSR may be reduced to 1% by the payment of $1,000,000 at any time up to the commencement of commercial production.

As at April 30, 2004, ValGold has capitalized $1,742,160 representing costs associated with the acquisition and exploration of its mineral property interests in British Columbia, Manitoba, Ontario and China.

During fiscal 2004 the Company completed a non-brokered private placement for 1,571,000 flow-through units at $0.35 per unit for gross proceeds of $549,850. Each unit is comprised of one flow-through common share and one-half of one non-flow-through share purchase warrant. Each whole non-flow-through share purchase warrant is exercisable to acquire one additional common share of the Company at an exercise price of $0.40 for a period of 12 months from the date of closing of the private placement. The Company issued finder's fees to arm's length finders of 7.5% of the gross proceeds raised in the Offering and 149,900 non-transferable finder's fees warrants at a price of $0.40 per share.

A second non-brokered private placement of 2,099,500 units at $0.305 per unit for gross proceeds of $624,335 was also completed in fiscal 2004. Each unit is comprised of one common share and one non-transferable share purchase warrant exercisable to acquire one additional share at an exercise price of $0.40 per share for a period of 24 months from the date of closing. Finder's fees of 7% to 7.5% were paid in cash or units. Also, 129,700 non-transferable compensation warrants were issued, equal to 10% of the total number of units placed by certain agents, entitling the holder to purchase one additional common share at an exercise price of $0.40 for a period of two years.

The Company completed a third non-brokered private placement of 700,000 flow-through units at a price of $0.60 per unit for gross proceeds of $420,000. Each unit consists of one common share, and one-half of one non-transferable, share purchase warrant. Each whole warrant is exercisable for one common share at a price of $0.70 per share expiring December 18, 2004. Finders fees of 7.5% and non-transferable compensation warrants equal to 10% of the total number of flow through units were paid on found placees to two financial institutions.

Warrant holders have exercised 931,857 warrants to acquire 931,857 common shares providing $262,002 to the treasury.

In fiscal 2004 the Company exercised 1,000,000 warrants of Northern Orion Resources Inc. ("Northern Orion") at a price of $2.00 to obtain 1,000,000 common shares. In fiscal 2004, the Company sold 2,000,000 common shares of Northern Orion. Proceeds of $2.5 million were received on the sale of the shares, in addition to $200,000 received in fiscal 2003 for an option on 1,000,000 of the common shares

of Northern Orion held by the Company.

During fiscal 2004, the Company granted 1,100,000 stock options to directors, officers and employees at a price of $0.64 per share, expiring November 14, 2013 and January 19, 2014. A total of 20,000 stock options at a price of $0.25 were exercised to provide $5,000 to the treasury.

ValGold has no long-term debt outstanding.

Summary of Quarterly Results

The table below provides, for each of the most recent eight quarters, a summary of both property acquisition and exploration costs on a project-by-project basis, and of corporate expenses.

	Tower Mountain Ontario	Jinzhuang China Others	Manitoba Claims, Manitoba	Horseshoe Property, British Columbia	Other Properties Canada	Hunter Mine, Ontario	General and administrative expenses (Note 1)
Fiscal 2002							
Fourth Quarter	39,057	—	23,323	—	2,191	—	246,883
Fiscal 2003							
First Quarter	47,390	—	—	—	—	—	153,233
Second Quarter	124,654	—	8,489	—	—	—	172,206
Third Quarter	128,187	—	51,613	—	—	—	194,147
Fourth Quarter	85,368	—	2,845	7,698	2,917	3,698	192,411
Fiscal 2004							
First Quarter	29,557	45,192	4,908	52,735	—	36,359	170,664
Second Quarter	156,235	106,362	21,205	4,297	—	8,949	597,838
Third Quarter	312,469	114,079	342,674	1,763	—	8,429	320,169

Note 1: General and administrative expenses do not include the write-down of mineral property interests, investments, or interest and other miscellaneous income, but includes stock-based compensation in fiscal 2004.

	Gain (loss) on investments and interest	Mineral property writedowns (recoveries)	Property investigation cost (Note 2)	Stock-based compensation (Note 3)
Fiscal 2002				
Fourth Quarter	(102,555)	262,425	85,478	—
Fiscal 2003				
First Quarter	7,540	—	51,201	—
Second Quarter	8,112	—	5,894	—
Third Quarter	5,585	4,728	14,212	—
Fourth Quarter	6,160	(6,593)	36,271	—
Fiscal 2004				
First Quarter	1,204,874	3	9,816	2,534
Second Quarter	1,309,639	—	265	416,625
Third Quarter	(39,377)	—	63,640	18,121

Note 2: Property investigation costs are included in general and administrative expenses.
Note 3: Stock based compensation was not recognized on the income statement until August 1, 2003

Operating Results

Three months ended April 30, 2004, ("Q3 2004") compared to three months ended April 30, 2003 ("Q3 2003")

ValGold had a loss of $310,083, or $0.01 per common share in Q3 2004 compared to a loss of $193,290, or $0.01 per common share in Q3 2003.

ValGold paid Lang Mining Corporation, a private company, a fee of $2,500 per month for the services of Frank Lang as Chairman of the Company, or $7,500 in both Q3 2003 and 2004.

Legal, accounting and audit fees totalled $3,151 in Q3 2004 compared to $44,563 in Q3 2003. The legal fees are lower in Q3 2004 as the Company has not entered into any new agreements on mineral property interests. Legal, accounting and audit fees will likely increase in the current fiscal year over the previous fiscal year in total due to the increased regulatory environment. Office and administration costs totalled $89,785 in Q3 2004 compared to $40,056 in Q3 2003. The office and administration costs include an overhead charge for rent, shared office services and other costs related to administration of a public company.

Shareholder communications totalled $44,583 in Q3 2004 compared to $13,994 in Q3 2003. The Company utilizes the services of two investor relations' consultants, Windward Communications and Coal Harbor Communications. Fees paid to these advisors total $8,298 (Q3 2003 - $nil) and $13,510 (Q3 2003 - $nil), respectively. Payments of Activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information. Also included in Q3 2004 is $1,510 in stock-based compensation paid to a consultant with no comparative expense in Q3 2003.

Travel and conference expenses totalled $32,422 in Q3 2004 compared with $6,551 in Q3 2003. Geologists and employees attended the Prospector's and Developers Conference in Q3 2004. Property investigation costs totalled $63,640 in Q3 2004 compared to $14,212 in Q3 2003. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

ValGold is currently exploring in Canada and China so there are some foreign exchange risks. Foreign exchange gains totalled $5,599 in Q3 2004 compared to a loss of $27,219 in Q3 2003.

During Q3 2004 the Company wrote down its investment in shares of Manhattan Minerals Inc. by $40,464 to the market value of the shares at April 30, 2004, or $8,000. There was no comparative write-down in Q3 2003.

Nine months ended April 30, 2004 ("fiscal 2004"), compared to nine months ended April 30, 2003 ("fiscal 2003")

ValGold had earnings of $1,435,929, or $0.08 per common share in fiscal 2004 compared to a loss of $503,077, or $0.04 per common share in fiscal 2003.

ValGold paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as Chairman of the Company, for a total of $22,500 in fiscal 2004 compared to $53,750 in fiscal 2003, which included the final payment of fees paid to Mr. Lang for services as president of the Company.

Legal, accounting and audit fees totalled $70,849 in fiscal 2004 compared to $58,175 in fiscal 2003. Legal, accounting and audit fees will likely be higher at July 31, 2004 than they were at July 31, 2003 due to the costs of filings and additional work related to providing the detail and analysis required for financial statements and the management discussion requirements of the regulatory authorities. Office and administration costs totalled $43,094 in fiscal 2004 compared to $97,472 in fiscal 2003. Salaries and benefits increased from $174,974 in fiscal 2003 to $608,962 in fiscal 2004. Included in salaries and benefits in fiscal 2004 is $385,280 in stock-based compensation compared to $nil in stock-based compensation in fiscal 2003.

Shareholder communications totalled $130,679 in fiscal 2004 compared to $46,810 in fiscal 2003, as a result of increased investor interest in the Company. The Company utilizes the services of two investor relations' consultants, Windward Communications and Coal Harbor Communications. Fees paid to these advisors in fiscal 2004 total $25,166 (fiscal 2003 - $nil) and $38,571 (fiscal 2003 - $nil), respectively. Activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information. Included in fiscal 2004 is $2,571 in stock-based compensation paid to a consultant with no comparative expense in fiscal 2003.

Travel and conference expenses totalled $34,089 in fiscal 2004 compared with $13,487 in fiscal 2003. Property investigation costs totalled $73,720 in fiscal 2004 compared to $71,307 in fiscal 2003. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired. ValGold currently has three active exploration projects, the Tower Mountain project and the Hunter Gold Mine in Ontario and the Jinzhuang tailings project in China.

ValGold is currently exploring in Canada and China so there are some foreign exchange risks. Foreign exchange losses totalled $7,581 in fiscal 2004 compared to $32,428 in fiscal 2003.

During fiscal 2004 the Company sold 2,000,000 common shares of Northern Orion for a gain on sale of $2,494,700. The Company currently holds 883,333 common shares of Northern Orion and holds shares in other mining companies as long-term investments. During fiscal 2004 the Company wrote down its investment in shares of Manhattan Minerals Inc. by $40,464 to the market value of the shares at April 30, 2004, or $8,000. There was no comparative write-down in fiscal 2003.

ValGold Resources Ltd.
April 30, 2004

Uncertainties and Risk Factors

The uncertainties and risks affecting ValGold's activities are discussed in the Annual MD&A.

Critical Accounting Policies

The Company continues to follow the accounting policies described in the audited financial statements for the year ended July 31, 2003, that were mailed to shareholders in December of 2003.

Outlook

ValGold continues to maintain a sound financial position. The Company holds investments in shares of other public companies which may be sold to provide additional working capital if required. Option agreements allow ValGold to continue with exploration programs with minimal dilution of stock and working capital. ValGold is a mining exploration company with no producing properties and consequently has no current mining income or cash flow. ValGold's policy is to capitalize all costs relating to the exploration of mineral properties in which it has an economic interest until such time as projects are deemed to be economically unfeasible, at which time the capitalized costs are written-down or written-off to the current period.

ValGold's geologists will continue to review mineral property proposals for exploration and production prospects as well as other business opportunities.

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Stephen J. Wilkinson, Chief Executive Officer of ValGold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ValGold Resources Ltd. (the issuer) for the interim period ending April 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 29, 2004.

"Stephen J. Wilkinson"
Stephen J. Wilkinson
Chief Executive Officer

FORM 52-109FT2

Certification of Interim Filings During Transition Period

I, Shannon M. Ross, Chief Financial Officer of ValGold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ValGold Resources Ltd. (the issuer) for the interim period ending April 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: June 29, 2004.

"Shannon Ross"
Shannon M. Ross
Chief Financial Officer